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                                February 26, 2024

       Kevin P. McDonnell
       Chief Financial Officer
       AeroVironment, Inc.
       241 18th Street South, Suite 415
       Arlington, VA 22202

                                                        Re: AeroVironment, Inc.
                                                            Form 10-K for the
Fiscal Year Ended April 30, 2023
                                                            File No. 001-33261

       Dear Kevin P. McDonnell:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended April 30, 2023

       Managements Discussion and Analysis of Financial Condition and Results of Operations
       Critical Accounting Policies and Estimates
       Goodwill, page 63

   1. We note your disclosure that subsequent to the performance of your annual goodwill impairment test, in May
2023 a triggering event was identified that indicated that the carrying value of the
MUAS reporting unit exceeded its fair value and that you recorded a
                                                        $156 million goodwill
impairment charge. We further note disclosure on page 59 under the heading Impairment
of Goodwill, that you determined that it was more likely than not that the fair value of
the other reporting units were more than their carrying values as of the annual goodwill
impairment test date. If you determined that the estimated fair value substantially exceeds
the carrying value for each of your reporting units, please disclose this determination. To
the extent that the estimated fair value for any of your reporting units is not
substantially in excess of its carrying value and is potentially at risk of failing step one of your
goodwill impairment analysis, please disclose (a) the percentage by which the fair value of
the reporting unit exceeded the carrying value as of the date of the
 Kevin P. McDonnell
AeroVironment, Inc.
February 26, 2024
Page 2
         most recent test; (b) discuss the degree of uncertainty associated with the key assumptions and (c) describe the potential events and/or changes in circumstance that could reasonably be expected to negatively affect the key assumptions used in determining fair value.
         Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No.
         33-8350.

Results of Operations, page 64

2. We note your table presentation on page 65 of revenue, gross margin and adjusted operating income (loss) from operations generated by each reporting segment, along with your discussion of revenue by product sales and contract services beginning on page 66.
         Please consider including a sub-table of revenue by product sales and contracted services, by segment, to enhance the overall narrative discussion of changes in your revenue. In addition, consider providing a paragraph discussion of the reasons for the changes in profitability of each reporting segment.

Note 5. Intangibles, net, page 96

3.       We note your disclosure that    due to the closure of all of the
Company   s MUAS COCO
         sites during the three months ended April 30, 2023, we revised the estimated useful life for MUAS customer relationships which resulted in accelerated intangible amortization expense of $34,149,000 during the fiscal year ended April 30, 2023. Given the $156 million goodwill impairment charge taken in the MUAS segment in the current year, tell us and disclose if the developed technology intangible asset acquired as part of the
         Arcturus acquisition and included in the MUAS segment was tested for impairment as of
         April 30, 2023. If not, please explain your basis for that decision.

Note 15. Income Taxes, page 107

4. Refer to your table presentation of deferred income tax assets and liabilities where we note the line item Section 174 Capitalization, resulting in a deferred tax asset of approximately $25 million at April 30, 2023. Please expand your disclosures to explain the meaning of this new deferred tax asset and its treatment for income tax accounting purposes. We note that revisions to Section 174 of the Internal Revenue Code, as part of the 2017 Tax Cuts and Jobs Act, went into effect for tax years beginning after December
       31, 2021 and pertains to eliminating the immediate expensing of research and
       experimental expenditures (   R&E   ) and require taxpayers to
capitalize their R&E
FirstName LastNameKevin P. McDonnell
       expenditures and software development cost over a period of years. Refer to ASC 740-10-
Comapany    NameAeroVironment, Inc.
       50-14.
February 26, 2024 Page 2
FirstName LastName
 Kevin P. McDonnell
FirstName LastNameKevin P. McDonnell
AeroVironment, Inc.
Comapany26,
February  NameAeroVironment,
            2024             Inc.
February
Page 3 26, 2024 Page 3
FirstName LastName
Note 23. Segments, page 120

5. We note that your disclosure in Note 23 includes disclosure of gross margin, operating income and adjusted operating income (loss) by segment. Please tell us, and revise to disclose, the measure that is the profitability measure used by the CODM for purposes of making decisions about allocating resources to the segments and assessing performance. See ASC 280-10-50-27 through 28. Also, please revise to include disclosure of amounts that are included in the measure of segment profit or loss, such as depreciation and amortization, as required by ASC 280-10-50-22. Additionally, please note that the reconciliation required by ASC 280-10-50-30 in the footnotes is the total segment profit measure to your consolidated income before taxes for each year presented. Please revise accordingly.

Note 24. Geographic Information, page 122

6. We note your disclosure that sales to non-U.S. customers, including U.S. government foreign military sales in which an end user is a foreign government, accounted for 53%,
         41% and 39% of revenue for each of the fiscal years ended April 30, 2023, 2022 and
         2021, respectively. Please revise to disclose the amount of revenues from individual foreign countries, to the extent those amounts are material. See guidance in ASC 280-10-
         50-41(a).

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Beverly Singleton at 202-551-3328 or Claire Erlanger at 202-551-3301
with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing